Grupo Financiero / Galicia


                                             [GRAPHIC OMITTED]



FOR IMMEDIATE RELEASE

For more information contact:

Pablo Firvida
VP Investor Relations
Telefax: (5411) 4343-7528
pfirvida@gfgsa.com
investorelations@gfgsa.com
--------------------------
www.gfgsa.com
-------------


         GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS
                     THIRD QUARTER ENDED SEPTEMBER 30, 2005


     >> (Buenos Aires, Argentina, November 9, 2005) - Grupo Financiero Galicia S.A. ("Grupo Galicia", "GFG") (Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) today announced its consolidated financial results for the third quarter of fiscal year 2005, ended September 30, 2005.

NET INCOME FOR THE QUARTER ENDED SEPTEMBER 30, 2005

     >> Net income for the third quarter ended September 30, 2005 was Ps. 26.5 million, or Ps. 0.021 per share, equivalent to Ps. 0.21 per ADS. This result was mainly generated by our interest in Banco de Galicia y Buenos Aires S.A. ("the Bank").

     >> The Bank's net income for the quarter was Ps. 21.6 million compared with a Ps. 46.9 million loss for the third quarter of FY 2004. This improvement was mainly the result of the increase in operating income and lower provisions for loan losses, partially offset by an increase in administrative expenses.

     >> The Bank's adjusted net income, excluding the losses from the adjustment to the valuation of public-sector assets and the amortization of the losses from amparo claims, was Ps. 58.9 million for the quarter, compared to Ps. 4.2 million for the same quarter of the previous year.

     >> The table below shows per-share result information, based on Grupo Galicia's financial statements.


                                              FY 2005        FY 2004        nine months ended at:
-----------------------------------------------------------------------------------------------------
Earnings per Share                              3 Q            3 Q
                                              09/30/05       09/30/04      09/30/05       09/30/04
-----------------------------------------------------------------------------------------------------
Total Average Shares (in thousands)          1,241,407      1,241,407      1,241,407      1,166,363
Total Shares Outstanding (in thousands)      1,241,407      1,241,407      1,241,407      1,241,407
 Book Value per Share                            1.288          1.253          1.288          1.253
 Book Value per ADS (*)                         12.880         12.530         12.880         12.530
 Earnings per Share                              0.021         (0.027)         0.064         (0.064)
 Earnings per ADS (*)                            0.210         (0.270)         0.640         (0.640)
-----------------------------------------------------------------------------------------------------

(*) 1 ADS = 10 ordinary shares

     >> Grupo Galicia's net income for the third quarter represents an annualized return of 0.54% on average assets and of 6.70% on average shareholders' equity.


                                              FY 2005        FY 2004        nine months ended at:
-----------------------------------------------------------------------------------------------------
Profitability                                   3 Q            3 Q
                                              09/30/05       09/30/04      09/30/05       09/30/04
-----------------------------------------------------------------------------------------------------

Return on Average Assets (*)                    0.54             (0.55)         0.60           (0.37)
Return on Average Shareholders Equity (*)       6.70             (8.52)         6.84           (6.64)

-----------------------------------------------------------------------------------------------------

(*) Annualized.


NET INCOME BY BUSINESS

     >> The table below shows a net income by business analysis. It includes a breakdown of Grupo Galicia's results by subsidiary.

     >> The "Income from stake in Sudamericana Holding" line includes such company's results and its goodwill amortization for the quarter ended June 30, 2005.

     >> The "Income from stake in Galicia Warrants" line includes such company's results and its goodwill amortization and impairment adjustment, for the third quarter.

     >> The "Other income GFG" line includes the financial income from Grupo Galicia's holdings of subordinated bonds issued by the Bank and the administrative expenses.

                                                               in millions of pesos
---------------------------------------------------------------------------------------------------------
Net Income by Business                                FY 2005                nine months ended at
                                             ------------------------     -------------------------------
                                                3rd. Q       2nd. Q        09/30/05       09/30/04
---------------------------------------------------------------------------------------------------------
Income from stake in Banco Galicia (93.6%)           20.2           129.8          165.9          (63.9)
Income from stake in Net Investment (87.5%)             -             0.5           (1.0)          (1.7)
Income from stake in Sudaamericana Holding (87.5%)    2.4             1.5            7.4           (0.8)
Income from stake in Galicia Warrants (87.5%)         0.2            (0.4)          (0.1)          (0.2)
Income from stake in Galval (100%)                      -            (0.2)          (0.3)             -
Adjustment by deferred tax                            0.1            (6.1)          (6.0)         (19.7)
Other Income GFG                                      6.4          (133.9)        (123.4)          21.6
Income tax                                           (2.8)           41.6           37.1           (9.5)

Net Income for the period                            26.5            33.0           79.7          (74.2)
---------------------------------------------------------------------------------------------------------

CONFERENCE CALL

On Monday November 14, 2005, at 11:00 A.M. Eastern Standard Time (1:00 P.M. Buenos Aires Time), Grupo Galicia will host a conference call to review these results.

The call-in number will be provided tomorrow.












--------------------------------------------------------------------------------
This report is a summary analysis of Grupo Galicia's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia's press release (www.bancogalicia.com.ar) and Grupo Galicia's financial statements, as well as with all other material periodically filed with the Comision Nacional de Valores (www.cnv.gov.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar), the Bolsa de Comercio de Cordoba and Nasdaq (www.nasdaq.com).
Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.
--------------------------------------------------------------------------------

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)


                                                                                             in millions of pesos
-----------------------------------------------------------------------------------------------------------------
                                             09/30/05        06/30/05      03/31/05       12/31/04       09/30/04
-----------------------------------------------------------------------------------------------------------------

CASH AND DUE FROM BANKS                      995.9          959.6          941.4          988.7          1,107.7

GOVERNMENT AND CORPORATE SECURITIES        5,556.2        5,615.6        5,857.2        5,534.1          5,266.3

LOANS                                      9,968.6        9,442.3        8,981.0        8,438.2          7,975.0

OTHER RECEIVABLES RESULTING FROM
FINANCIAL BROKERAGE                        6,904.5        6,904.7        6,506.4        6,697.7          6,609.9

EQUITY IN OTHER COMPANIES                     84.9           82.7           83.3           82.8             81.3

BANK PREMISES AND EQUIPMENT,
MISCELLANEOUS AND INTANGIBLE
ASSETS                                     1,184.6        1,214.3        1,274.8        1,287.2          1,315.9

OTHER ASSETS                                 558.2          508.1          674.5          621.9            592.3

TOTAL ASSETS                              25,252.9       24,727.3       24,318.6       23,650.6         22,948.4

DEPOSITS                                   8,027.2        7,531.0        7,469.1        6,756.9          6,101.3
- Non-Financial Government Sector             92.4           81.0          130.4          131.9             23.2
- Financial Sector                             8.3            5.7           21.9           17.2             23.1
- Non-Financial Private Sector and
   Residents Abroad                        7,926.5        7,444.3        7,316.8        6,607.8          6,055.0
   - Current Accounts                      1,505.2        1,474.2        1,286.3        1,192.4          1,072.8
   - Savings Accounts                      2,094.3        1,953.0        1,954.7        1,638.7          1,608.7
   - Time Deposits                         4,075.2        3,738.3        3,683.7        3,415.8          2,967.4
   - Investment Accounts                       0.2            0.3            0.3            0.4              0.5
   - Other                                   168.2          184.2          300.5          280.2            309.5
   - Accrued interest and quotation
      differences payable                     83.4           94.3           91.3           80.3             96.1

OTHER BANKS AND INTERNATIONAL
ENTITIES                                     942.5          953.0          962.3          963.6            971.4

NEGOTIABLE OBLIGATIONS                     3,377.6        3,468.8        3,728.4        3,728.7          3,733.3

OTHER LIABILITIES                         11,167.1       11,064.0       10,498.7       10,568.4         10,477.0

MINORITY INTERESTS                           139.3          137.8          120.4          113.5            110.2

TOTAL LIABILITIES                         23,653.7       23,154.6       22,778.9       22,131.1         21,393.2

SHAREHOLDERS' EQUITY                       1,599.2        1,572.7        1,539.7        1,519.5          1,555.2

INFLATION AND EXCHANGE RATE
Retail Price Index (%) (**)                   2.63           2.02           4.03           1.24             1.45
Wholesale Price Index (%) (**)                4.45           1.32           2.17           0.25             3.75
C.E.R. (%) (**)                               2.41           2.71           3.10           1.10             1.45
Exchange Rate ($/U$S) (***)                 2.9125         2.8908         2.9233         2.9738           2.9825


(*) Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 - Law 19550).
(**)  Variation within the quarter.
(***) Last working day of the quarter.  Source B.C.R.A. - Communique "A" 3500 -
      Reference Exchange Rate

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                                             in millions of pesos
-----------------------------------------------------------------------------------------------------------------
                                             09/30/05        06/30/05      03/31/05       12/31/04       09/30/04
-----------------------------------------------------------------------------------------------------------------


FINANCIAL INCOME                               558.2          628.9          532.5          238.1          375.6
- Interest on Loans to the Financial
  Sector                                         0.6            0.9            0.7            1.1            1.3
- Interest on Overdrafts                        11.1            9.0            8.3           12.4            3.7
- Interest on Notes                             34.0           23.1           28.3           21.9           28.6
- Interest on Mortgage Loans                    18.9           18.5           22.6           16.7           17.0
- Interest on Pledge Loans                       2.8            2.5            2.2            2.1            2.0
- Interest on Credit Card loans                 55.3           56.2           49.6           43.3           40.2
- Interest on Other Loans                        8.5            7.1            5.7            7.4            7.3
- Net Income from Government and
  Corporate Securities                          52.5          128.9           25.1          (76.3)          18.4
- On Other Receivables Resulting
  from Financial Brokerage                      41.5           39.0           39.8           32.2           26.5
- Net Income from Guaranteed Loans-
  Decree 1387/01                                52.9           48.0           48.5           47.6           47.7
- Adjustment by application of
  adjusting index                              252.6          283.0          280.5          114.9          151.0
- Adjustment by application of C VS              0.0            0.0            0.0            0.1           (0.1)
- Other                                         27.5           12.7           21.2           14.7           32.0

FINANCIAL EXPENSES                             441.8          451.0          456.7          301.7          308.6
- Interest on Demand Accounts Deposits           4.4            3.4            2.9            1.9            1.4
- Interest on Saving Accounts Deposits           1.2            1.2            1.1            1.0            1.0
- Interest on Time Deposits                     37.4           30.5           28.0           25.9           21.8
- Interest on Loans from Financial Sector        1.0            1.0            0.9            1.1            1.5
- For other Liabilities resulting from
  Financial Brokerage                           67.6           73.7           56.4           62.7           51.5
- Other interest                                83.7           75.7           90.8          113.9           76.7
- Net income from Government and
  Corporate Securities                           0.0            0.0            0.0            7.0            0.0
- Adjustment by application of
  adjusting index                              228.5          261.1          252.5          107.4          141.4
- Other                                         18.0            4.4           24.1          (19.2)          13.3

GROSS BROKERAGE MARGIN                         116.4          177.9           75.8          (63.6)          67.0

PROVISIONS FOR LOAN LOSSES                      14.5           22.8           18.2           73.9           19.7

INCOME FROM SERVICES, NET                      129.2          135.1          116.1          121.3          107.5

ADMINISTRATIVE EXPENSES                        197.0          196.0          165.9          171.2          147.8
- Personnel Expenses                           100.3           97.6           85.5           85.6           74.3
- Directors' and Syndics' Fees                   1.1            1.4            1.5            1.6            0.9
- Other Fees                                     7.4            8.9            5.2            5.6            4.6
- Advertising and Publicity                     18.7           18.7            9.7           12.9            6.9
- Taxes                                          9.6            6.9            9.4            9.0            9.0
- Other Operating Expenses                      48.1           44.8           42.6           44.5           43.4
- Other                                         11.8           17.7           12.0           12.0            8.7

MINORITY INTEREST                              (6.4)          (15.1)         (6.9)          (2.3)          (2.3)

INCOME FROM EQUITY INVESTMENTS                   2.9            0.4           2.2            0.7            2.3

NET OTHER INCOME                               10.6           (73.1)         33.4          168.6          (19.3)

INCOME TAX                                     14.7           (26.6)         16.3           15.3           21.0

NET INCOME                                     26.5            33.0          20.2          (35.7)         (33.3)

-----------------------------------------------------------------------------------------------------------------


(*) Grupo Financiero Galicia, consolidated with subsidiary companies (Art. 33 -
    Law 19550).